CANARY WHARF
GROUP PLC

03 JUN 18 AM 7:21

82-4997



JRG/AM/2604
05 June 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to directors' interests, blocklisting and clarification of previous announcement.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

J R Garwood
Group Company Secretary

Canary Wharf Group plc
One Canada Square Canary Wharf London E14 5AB Tel: +44 (020) 7418 2000 Fax: +44 (020) 7418 2222

Brascan Corporation - Clarification re Canary Wharf

RNS Number:2794L
Brascan Corporation
19 May 2003

BRASCAN CORPORATION ("BRASCAN")
CLARIFICATION RE CANARY WHARF GROUP PLC ("CANARY WHARF")

An article in The Times, dated 16 May 2003, quoted a spokesman for Brascan as saying "We have no intention of making a takeover offer (for Canary Wharf) at this time".

These comments were not authorised by Brascan. The only authorised statement regarding Brascan's purchases of shares in Canary Wharf is that the purchases were made for investment purposes.

In accordance with Brascan's normal policy, Brascan does not make comments regarding its future intentions with respect to this, or any other, investment.

Enquiries:

Brascan

J. Bruce Flatt Telephone: +1 (416) 363 9491

President and Chief Executive Officer
Brian D. Lawson

Executive Vice President and Chief Financial Officer

END

Canary Wharf Group - Director Shareholding

RNS Number:6471L
Canary Wharf Group PLC
28 May 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
CANARY WHARF GROUP plc

2. Name of director(s)
(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As beneficiaries under an Employee Trust established for the benefit of all employees participatin
Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired
(i) 207

(ii) 210

by the named directors

8. Percentage of issued class£
i. 0.000035%
ii. 0.000036%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares of 1 pence each

12. Price per share
£1.79

13. Date of transaction
27 May 2003

14. Date company informed
27 May, 2003

15. Total holding following this notification
i. A. Peter Anderson 5,515
ii. George Iacobescu 805,920*

16. Total percentage holding of issued class following this notification £
i. A. Peter Anderson : 0.00094%
ii. George Iacobescu: 0.13776% *

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information
£ Based on issued share capital of 585,008,225 shares of 1 pence each as at 27 May 2003.

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries
Anna Marie Holland - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification
John Garwood

Company Secretary

Date of Notification
28 May 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEAKSPALDDEFE
For more information and to contact AFX: www.afxnews.com and www.afxpress.com

Canary Wharf Group - Blocklisting Interim Review

RNS Number:9847L
Canary Wharf Group PLC
05 June 2003

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
CANARY WHARF GROUP PLC

2. Name of schemes
A. Canary Wharf Company Share Option Plan
B. Canary Wharf Group plc 1997 Executive Share Option Scheme
C. The Canary Wharf Long Term Incentive Plan

3. Period of return:
From 1 October 2002 To 1 April 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under schemes
A.)

B.) 4,289,319

C.)

5. Number of shares issued / allotted under schemes during period:
A. NIL

B. 1,561,500
C. NIL

6. Balance under schemes not yet issued / allotted at end of period
A.)
B.) 2,727,819*
C.)

*To 1 April 2003 options over 1,180,771 shares lapsed as follows:

A. 16,077
B. 1,089,931
C. 74,763

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
4,897,328 19 April 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records
585,008,225 Ordinary Shares

Contact for queries
Name Anna Marie Holland
Address One Canada Square, Canary Wharf, London, E14 5AB
Telephone 020 7537 5396

Person making the return
Name John Garwood
Position Group Company Secretary
Signature

END

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